Exhibit 99.54

PRESS RELEASE
For immediate release

AS A WORLD FIRST, NOUVEAU MONDE COMMITS TO ALL -

ELECTRIC FLEET FOR SUSTAINABLE OPEN-PIT MINING & INVITES MANUFACTURERS FOR PRE-QUALIFICATION

+	As a world first for open-pit mining, Nouveau Monde is committed to the exclusive use of all-electrical equipment and vehicles as it develops and expands its mining operations
+	A substantial fleet of an initial 60 vehicles will be commissioned. The selection process for the all-electrical equipment will focus on efficiency, durability, performance and ability to recycle the equipment
+	Based in Québec, Canada, Nouveau Monde will benefit from the 100% use of green hydro-generated electricity to power its equipment and vehicles
+	Nouveau Monde will also benefit from the implementation of Québec’s electrification strategy with incentives for economic development in this growth sector
+	Nouveau Monde is leading the way on sustainable mining through its carbon-neutrality commitment to cater responsibly sourced and transformed battery materials to EV and renewable energy storage manufacturers

MONTREAL, CANADA, November 24, 2020 – Set to become the world’s first all-electric open-pit mine, Nouveau Monde Graphite (“Nouveau Monde” or “the Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is advancing its procurement process for its fleet and charging infrastructure through an international call for pre-qualification. Yet another step towards achieving its carbon-neutrality vision, adopting an all-electric operating model provides tremendous environmental benefits as well as long-term savings for the Company thanks to Québec’s clean and affordable hydropower.

Following work by its International Task Force Committee, Nouveau Monde has explored technologies, best practices and operational parameters to bring its vision to life in a cost-effective and technologically advanced way. Discussions with manufacturers have already enabled to identify existing machinery in development and/or available, notably for the ancillary fleet where purchasing agreements are being finalized.

Through the call for pre-qualification, large OEMs and innovative SMEs alike are now invited to submit detailed proposals and performance specs for their production equipment solutions. Whether powered by lithium-ion batteries, plug-in systems or hydrogen fuel cells, Nouveau Monde is seeking the best zero emission equipment for heavy-duty operations and harsh conditions associated with open-pit mining. Pre-qualification technical documents, with requirements and contact info, can be consulted here: www.nouveaumonde.group/qualification-electric-fleet. The submission period is open from November 30, 2020, to January 30, 2021.

Québec, Canada features renowned environmental standards, innovative talents, business-forward policies and virtually unlimited hydropower, making it an ideal playground for OEMs to build and deploy their electric solutions. In line with their electrification strategy, both Québec and Canadian governments are investing in cleantech through financial incentives, development programs and infrastructure to propel growth in the already-booming electric industrial hub. Thus, Nouveau Monde has been selected as key partner to develop a new electric propulsion system with a rapid recharging infrastructure adapted to heavy vehicles in the open-pit mining industry.

“Going all-electric is technically achievable, economically sound and environmentally responsible,” noted Eric Desaulniers, President and CEO of Nouveau Monde Graphite. “We are thrilled to be driving innovation and progress in our sector and hope to see our peers embark in this effort to minimize the footprint of the mining industry. Our initial market screening has already shown attractive technologies and ingenious mindset from OEMs that will enable us to achieve our carbon-neutrality promise to our community, shareholders and customers.”

“When Nouveau Monde started its journey, the notion of sustainability and carbon neutrality was already part of its DNA. Today’s announcement further delivers on this philosophy,” said Arne H. Frandsen, Chairman of Nouveau Monde.

Accelerating Electrification Deployment

The most advanced graphite project in North America, Nouveau Monde is targeting the launch of its commercial operations in 2023, with an allocated transition period to fully electrify its fleet by 2028. The Company’s demonstration plant already in production offers in the meantime an ideal site to test equipment in real conditions, optimise design and advance technology.

The construction of a dedicated power line to supply the mining site will guarantee a reliable, affordable and clean supply of hydroelectricity to support Nouveau Monde’s energy-intensive operations.

Nouveau Monde is releasing the full scope and specs of its future fleet as part of this call for pre-qualification, covering a fleet of over 60 equipment, from main production to auxiliary, maintenance, and infrastructure for a truly 100%-electric operation. This complete transparency approach is aimed at sharing knowledge gathered over the past four years and encouraging peers to adopt such sustainable mining standards. With that spirit, Nouveau Monde is proud to be acting as an enabler into the zero-emission heavy-duty operations and is welcoming any industrial operators in mining, quarry and/or construction sectors to reach out to its technical team with questions and interests.

Correspondingly, CEO Eric Desaulniers will also join Benchmark Mineral Intelligence’s Battery Sustainability Summit on Friday, December 11 at 11:00 a.m. EST to discuss this electrification commitment and the push towards zero-carbon solutions for electric vehicles and energy storage systems.

EQUIPMENT	QUANTITY
Main Production
Excavator 90T	2
Front Loader 50T	1
Haul Trucks 50-65T	8 to 14
Drills	2
Auxiliary
Bulldozer 42T	2
Bulldozer 22T	2
Motorgrader 14M or 140	2
Water Truck	2
Excavator 50T	2
Operation Support
Tow Haul	1
Excavator 26T	2
Small Loader 24T	1
Mini Loader	1
Dewatering Pumps	3
Maintenance Support
Towerlight	6
Telehandler	1
Forklift	1
Tire Manipulator	1
Mini Excavator	1
Service Truck	1
Boom Truck	1
Shuttle bus for workers	1
Pickup Trucks	12

About Nouveau Monde

Nouveau Monde will be a key operator in the sustainable energy revolution. The Company is developing the only fully integrated source of green battery anode material in the Western World. Targeting full-scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde will become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
Nouveau Monde	Nouveau Monde
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, and (ii) generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca